UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Celularity Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

151190105
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151190105		13G	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C.V. Starr & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,640,693
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,640,693
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,693
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.27%
12	TYPE OF REPORTING PERSON* CO

Item 1(a)	Name of Issuer:

Celularity Inc. (formerly known as GX Acquisition Corp.) (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

170 Park Ave
Florham Park, NJ 07932

Item 2(a)	Name of Person Filing:

The information required by Item 2(a) is set forth in Row 1 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

399 Park Ave, 8th Floor, New York, New York 10022

Item 2(c)	Citizenship:

The information required by Item 2(c) is set forth in Row 4 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”)

Item 2(e)	CUSIP Number:

151190105

Item 3	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

The information required by Item 3 is set forth in Row 12 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

Item 4	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

The Issuer’s securities reported on this Schedule 13G are comprised of 7,640,693 shares of Class A Common Stock.

The ownership percentage disclosed in Row 11 of the cover page hereto is based on 145,013,313 outstanding shares of Class A Common Stock, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2023

C.V. STARR & COMPANY, INC.

By:	/s/ Howard I. Smith
Name: Howard I. Smith
Title: Vice Chairman - Finance